

July 10, 2012

Via E-mail
Robert McKeracher
Vice President and Chief Financial Officer
SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2, Canada

> **Re:** **SunOpta Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 25, 2012**
> **and Documents Incorporated by Reference**
> **File No. 333-180647**

Dear Mr. McKeracher:

We have reviewed your responses to the comments in our letter dated May 7, 2012 and have the following additional comments.

Registration Statement on Form S-3

General

1. We note your response to our prior comment 1. Please remove the reference on the cover page to the selling security holder selling at "fixed prices" or explain how this will be accomplished. Please revise similar references throughout the prospectus accordingly.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements

Balance Sheet, page 6

2. We note that the transaction addressed in our prior comment 20 resulted in the recognition of an "investment" asset balance for your equity ownership in Mascoma Corporation ("Mascoma"), which was carried at approximately $33.8 million as of March 31, 2012 and December 31, 2011. In addition, based upon the registration statement filed by Mascoma on March 13, 2012, we also note the following regarding Mascoma's results of operations and cash flows for the last three fiscal years:

- Mascoma reported net losses of approximately $35.5 million, $25.9 million, and $41.6 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively;
- Mascoma reported total revenues of approximately $8.4 million, $15.5 million, and $10.7 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively;
- Mascoma reported net cash used in operating activities of approximately $21.5 million, $14.3 million, and $19.8 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively; and
- Mascoma's reported results of operations and cash flows do not appear to reflect any significant improvement during the period subsequent to Mascoma's acquisition of SunOpta BioProcess Inc. from your company in exchange for shares of Mascoma's Series D preferred stock, common stock, and warrants.

Given the observations noted above, please tell us how you determined that the asset balance that was recognized at December 31, 2011 and at March 31, 2012 for your equity holdings in Mascoma was recoverable at each of the respective balance sheet dates.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (via E-mail):   Reed Topham, Esq.
                        Stoel Rives LLP